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                             September 29, 2022

       Jeffrey R. Vetter
       Partner
       Gunderson Dettmer Stough Villeneuve Frnaklin & Hachigian, LLP 590 Alberton Street
       Redwood City, CA 94063

                                                        Re: Theravance
Biopharma, Inc.
                                                            Schedule TO-I filed
September 28, 2022
                                                            Schedule TO-C filed
September 19, 2022
                                                            SEC File No.
5-88552

       Dear Mr. Vetter:

              We have conducted a limited review of the filings listed above. The scope of our review was limited to the issues raised in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your filings.

       Schedule TO-I filed September 28, 2022

       Summary Term Sheet - Other Repurchases, page 6

   1. We note the disclosure here that the Company entered into a share repurchase agreement with GSK Finance on
September 16, 2022. 9,644,807 shares were repurchased from GSK
                                                        Finance on September
20, 2022, after the announcement of this tender offer on September
                                                        19, 2022. Rule 14e-5
prohibits purchases of subject securities outside of a tender offer from the date of
announcement of the offer. Please explain how the share repurchase from GSK Finance was
appropriate under Rule 14e-5.
   2. We further note the disclosure here that the Company's Board of Directors has authorized the Company to
repurchase before the end of 2023 up to $60 million in shares via an open market purchase plan.
Such plan, together with the shares repurchased from GSK Finance and cancelled by the
Company, will encompass 20.5% of the outstanding ordinary shares.
                                                        In addition, if fully
subscribed and if shares are purchased at the low end of the range in
 Jeffrey R. Vetter
Gunderson Dettmer Stough Villeneuve Frnaklin & Hachigian, LLP
September 29, 2022
Page 2
         this modified Dutch auction, the Company will repurchase an additional 14.5% of shares through the offer. Given that up to 35% of the ordinary shares may be repurchased in the next year, provide an analysis as to why the offer should not be deemed the first step in a going private transaction. See Rule 13e-3.
3. See our comments above. Given that this is a partial offer that, in combination with other contemporaneously-announced buybacks, will result in a significant reduction in the ordinary shares outstanding, explain why you have not included the financial statements required by Item 1010(a) and (b) of Regulation M-A and Item 10 of Schedule TO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJeffrey R. Vetter                 Sincerely,
Comapany NameGunderson Dettmer Stough Villeneuve Frnaklin & Hachigian, LLP
                                                    Division of Corporation
Finance
September 29, 2022 Page 2                           Office of Mergers &
Acquisitions
FirstName LastName